Filed pursuant to Rule 433
Dated October 29, 2015

Relating to
Pricing Supplement No. 643 dated October 29, 2015 to
Registration Statement No. 333-200365

Global Medium-Term Notes, Series F

Fixed Rate Senior Notes Due 2020

Issuer:	Morgan Stanley
Principal Amount:	$400,000,000
Maturity Date:	November 5, 2020
Trade Date:	October 29, 2015
Original Issue Date (Settlement):	November 5, 2015 (T+5)
Interest Accrual Date:	November 5, 2015
Issue Price (Price to Public):	100%
Agents’ Commission:	0.35%
All-in Price:	99.65%
Net Proceeds to Issuer:	$398,600,000
Interest Rate:	2.721% per annum
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each May 5 and November 5, commencing May 5, 2016
Day Count Convention:	30/360
Specified Currency:	U.S. Dollars (“$”)
Minimum Denomination:	$1,000 and integral multiples of $1,000 in excess thereof
Business Day:	New York
CUSIP:	61746BDW3
ISIN:	US61746BDW37
Issuer Ratings:	A3 (Moody’s) / A- (Standard & Poor’s) / A (Fitch) / A (R&I) / A (high) (DBRS) (Stable / Negative / Stable / Negative / Stable)
Agents:	Morgan Stanley & Co. LLC (“MS&Co.”) and such other agents as shall be named in the above-referenced Pricing Supplement. MS&Co. is our wholly-owned subsidiary. MS&Co. will therefore conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.
Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement Dated November 19, 2014
Prospectus Dated November 19, 2014